Filed pursuant to Rule 433
Free Writing Prospectus
October 16, 2026

Registration No. 333-274474

Franklin Bitcoin ETF - EZBC

Frequently Asked Questions

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How can I invest in Bitcoin without creating a crypto exchange account?

Investors can gain Bitcoin price exposure through a spot Bitcoin ETP, which trades on a traditional stock exchange just like shares of any company or fund. This means you use the brokerage account you already have, with standard order types, familiar statements, and no need to set up a separate crypto platform or verify your identity on a digital asset exchange.

Can I add Bitcoin to my brokerage or retirement account?

A spot Bitcoin ETP can be held in the same brokerage, IRA, or eligible retirement account you use for stocks and traditional funds, since it is a standard exchange-listed security. This matters because it allows investors to include bitcoin exposure within tax-advantaged structures, potentially deferring gains in a way that direct crypto ownership does not easily permit. It also can simplify estate planning, since ETP shares pass through a brokerage account rather than requiring heirs to locate and access a digital wallet.

What is a spot Bitcoin ETP and how does it work?

A spot Bitcoin ETP holds actual bitcoin as its underlying asset, meaning the fund's value moves in close alignment with the live price of bitcoin rather than relying on futures contracts or derivatives. Each share represents a proportional claim on the bitcoin owned by the fund, and the fund's net asset value is calculated daily based on a recognized price benchmark. This structure is different from a Bitcoin futures ETF, which tracks contracts on the expected future price of bitcoin and can introduce tracking differences over time. A spot ETP is generally considered a more direct reflection of bitcoin's current market price, and it avoids the rollover costs associated with futures-based products.

Is Bitcoin a good investment for a long-term portfolio?

Bitcoin has a fixed maximum supply of 21 million coins, a characteristic that distinguishes it from fiat currencies and has led some investors to view it as a potential hedge against inflation and currency devaluation over time. However, its price history shows periods of significant volatility, with both sharp drawdowns and substantial recoveries, which means time horizon and risk tolerance are critical factors in any allocation decision. Increasingly, institutional investors, endowments, and wealth managers have begun to include small bitcoin allocations in diversified portfolios as a non-correlated asset with asymmetric return potential.

How do I invest in cryptocurrency without the complexity of managing a digital wallet?

Managing cryptocurrency directly means taking personal responsibility for private keys, seed phrases, and wallet security, and there is no customer support line if something goes wrong. A spot Bitcoin ETP removes all of that: the fund holds the bitcoin, professionals manage the operational security, and you simply hold shares in your brokerage account. Your gains and losses appear on standard tax forms alongside your other investments, which makes record-keeping and reporting straightforward.